September 30, 2015
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Natural Resource Partners L.P.
Registration Statement on Form S-3
File No. 333-207034
On behalf of Natural Resource Partners L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 12:00 p.m. Eastern time on October 5, 2015, or as soon thereafter as practicable.
The Partnership hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Partnership. The Partnership hereby further acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 751-7543 or Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions regarding this matter.

Very truly yours,

Natural Resource Partners L.P.

By:	NRP (GP) LLC, its general partner

By:	GP Natural Resource Partners LLC,
its general partner

By:	/s/ Kathryn S. Wilson
Kathryn S. Wilson
Vice President and General Counsel